UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 8, 2011

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated March 8, 2011 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the fourth quarter of 2010 and the year ended December 31, 2010. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three month period ended December 31, 2010 and the year ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 8, 2011	By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the Fourth Quarter of 2010

LONDON, ENGLAND — March 8, 2011 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months ended December 31, 2010.

Fourth Quarter and Year To Date Highlights

- Reported revenue of $40.0 million for the fourth quarter of 2010, up slightly on $39.9 million for the fourth quarter 2009 due to 16 days offhire in fourth quarter 2009 for a planned drydocking. Revenue for the year ended December 31, 2010 was $158.8 million, up 7% on $148.7 million for the year ended December 31, 2009 due to the full year effect of our seventeenth vessel purchased in August 2009 and better utilization from lower offhire

- Reported net income of $1.2 million for the fourth quarter of 2010, including an $11.7 million non-cash interest rate derivative mark-to-market gain and $17.1 million impairment charge. Reported net income for the fourth quarter 2009 was $12.3 million, including $5.1 million non-cash mark-to-market gain. The net loss for the year ended December 31, 2010 was $4.0 million including $15.3 million non-cash interest rate derivative mark-to-market loss and $17.1 million impairment charge compared to net income of $42.4 million for the year ended December 31, 2009 including $17.9 million non-cash interest rate derivative mark-to-market gain and $2.2 million accelerated write off of deferred financing costs

- Generated $26.4 million EBITDA(1) for the fourth quarter 2010, down 5% on $27.9 million for the fourth quarter 2009 due mainly to vessel repairs, maintenance and stores catch up. EBITDA for the year ended December 31, 2010 was $108.9 million, up 11% on $99.0 million for the year ended December 31, 2009 mainly due to the additional vessel

- Excluding the non-cash mark-to-market items and the impairment charge, normalized net income(1) was $6.6 million for the fourth quarter of 2010 compared to normalized net income of $7.3 million for the fourth quarter 2009. Normalized net income for the year ended December 31, 2010 was $28.4 million compared to normalized net income of $26.6 million for the year ended December 31, 2009

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “2010 was a year of significant progress for Global Ship Lease. We achieved almost 100% utilization of our vessels and posted record revenues. We proactively converted our contractual obligation to acquire two 4,250 TEU vessels in December 2010 into purchase options under which we have the ability to purchase one vessel in December 2011 and the other in January 2012. Finally, we paid down $55.4 million of debt during the year. These steps improve our financial flexibility going forward.”

Mr. Webber continued, “We entered 2011 well positioned to continue to benefit from our fully time-chartered fleet and sizeable contracted revenue stream. Notably, our fleet of 17 vessels remains secured on long-term fixed rate contracts with CMA CGM, which in January announced receipt of $500 million of new capital to strengthen its balance sheet and secure its investment plan. Going forward, and noting the recent strength of the US capital markets, we are committed to seeking opportunities to capitalize on strong industry fundamentals, and will remain focused on preserving the Company’s financial strength over the long term.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended Dec 31, 2010	Three months ended Dec 31, 2009	Year ended Dec 31, 2010	Year ended Dec 31, 2009
Revenue	40,035	39,884	158,837	148,708
Operating Income (Loss)	(773)	17,862	51,773	61,717
Net Income (Loss)	1,226	12,348	(3,971)	42,374
EBITDA (1)	26,405	27,928	108,905	99,024
Normalised Net Income (1)	6,598	7,254	28,433	26,637

(1)	EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17-vessel fleet generated revenue from fixed rate long-term time charters of $40.0 million in the three months ended December 31, 2010, up slightly on revenue of $39.9 million for the comparative period in 2009. The increase in revenue is from higher utilization due to less offhire. During the three months ended December 31, 2010, there were 1,564 ownership days, the same as the comparable period in 2009. There were no dry-dockings in the three months ended December 31, 2010 and only one day of unplanned offhire, giving a utilization of 100%. In the comparable period of 2009, there was no unplanned offhire and there were 16 planned offhire days for drydocking, representing utilization of 99.0%.

For the year ended December 31, 2010 revenue was $158.8 million, an increase of 7% on $148.7 million in the comparative period. The increase in revenue is due to the purchase of our seventeenth ship in August 2009 and from lower offhire. With one additional vessel, ownership days at 6,205 were up 237 or 4% on 5,968 in the comparative period. Further, offhire days in the year ended December 31, 2010 were three, compared to 74 in 2009 including 32 planned days offhire for drydockings.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.4 million for the three months ended December 31, 2010. The average cost per ownership day was $7,278 in the fourth quarter 2010 compared to $6,992 for the third quarter 2010, up $286 or 4% due mainly to the phasing of purchasing of supplies. The fourth quarter 2010 average daily cost was up 16% from the average daily cost of $6,299 for the comparative period in 2009 due to higher spend on supplies and increased crew costs and fourth quarter 2009 benefitting from rebilling of certain items for the charterer’s account.

For the year ended December 31, 2010 vessel operating expenses were $42.1 million or an average cost per vessel per day of $6,780 compared to a total of $41.4 million or an average of $6,932 in the previous year. Average cost in 2010 was 2% down on 2009 mainly due to lower lubricating oil consumption following the installation of electronically timed cylinder lubrication oil injection system on eight vessels.

Vessel operating expenses continue to be at less than the capped amounts included in Global Ship Lease’s ship management agreements.

Depreciation

Depreciation of $10.1 million for the three months ended December 31, 2010 was the same as in the comparative period in 2009 as there were no changes to the fleet.

Depreciation was $40.1 million for the year ended December 31, 2010, including the effect of the purchase of one additional vessel in August 2009, compared to $37.3 million for the comparative period in 2009.

General and Administrative Costs

General and administrative costs incurred were $2.4 million in the three months ended December 31, 2010, including $0.1 million non-cash charge for stock based incentives, compared to $2.2 million for the comparable period in 2009, including $0.4 million non-cash charge for stock based incentives.

In the year ended December 31, 2010 general and administrative costs were $8.3 million, including $1.0 million non-cash charge for stock based incentives, compared to $8.7 million for the comparable period in 2009, including $2.5 million non-cash charge for stock based incentives.

Impairment

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU container vessels which terminated the Company’s purchase obligations totaling $154.8 million. Under the agreements the Company (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel (ii) made further cash payment of approximately $6.2 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which are valued at approximately $0.4 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, the Company acquired purchase options giving it the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller. The vessels were delivered by the builder in December 2010 and January 2011 respectively.

Under US GAAP, an impairment charge totalling $17.1 million has been recognised in the three months ended December 31, 2010 comprised $15.5 million released deposits not including interest earned, $1.3 million interest capitalised thereon and $0.3 million other predelivery capital expenditure.

EBITDA

EBITDA, before the impairment charge of $17.1 million, was $26.4 million the three months ended December 31, 2010 compared to $27.9 million for the three months ended December 31, 2009 and was $108.9 million for the year ended December 31, 2010 compared to $99.0 million for the year ended December 31, 2009.

Other operating (income) expense

Other operating income in the three months ended December 31, 2010 was $0.2 million up slightly on $0.1 million for the three months ended December 31, 2009.

For the year ended December 31, 2010 other operating income was $0.4 million, the same as for 2009.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended December 31, 2010 was $6.0 million. The Company’s borrowings under its credit facility averaged $547.6 million during the three months ended December 31, 2010 and were $532.8 million at December 31, 2010. There were $48.0 million preferred shares throughout the period giving total average borrowings of $595.6 million. Interest expense in the comparative period in 2009 was $6.1 million. Average borrowings in the three months ended December 31, 2009, including the preferred shares, were $641.8 million.

For the year ended December 31, 2010, interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $23.8 million. The Company’s borrowings under its credit facility together with the preferred shares averaged $615.7 million during this period. Interest expense in 2009 was $24.2 million, including $2.2 million accelerated write off of deferred financing fees, based on average borrowings including the preferred shares of $608.7 million in the period.

Interest income for the three months ended December 31, 2010 and 2009 was not material. For the year ended December 31, 2010, interest income was $0.2 million and was $0.5 million in the comparative 2009 period.

Change in Fair Value of Financial Instruments

The Company hedges its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave a $7.4 million gain in the three months ended December 31, 2010, reflecting primarily movements in the forward curve for interest rates. Of this amount, $4.3 million was a realized loss for settlements of swaps in the period and $11.7 million was an unrealized gain for revaluation of the balance sheet position. This compares to a $0.7 million gain in the three months ended December 31, 2009 of which $4.4 million was a realized loss and $5.1 million was an unrealized gain.

For the year ended December 31, 2010 the total loss from derivative hedging instruments was $32.0 million of which $16.7 million was realized and $15.3 million unrealized compared to a total gain in 2009 of $4.8 million of which $13.1 million was a realized loss and $17.9 million was an unrealized gain.

At December 31, 2010, the total mark-to-market unrealized loss recognized as a liability on the balance sheet was $44.4 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the three months ended December 31, 2010 was $0.6 million credit as a result of movement in the balance for deferred taxation and following a review of tax exposures. Taxation was $0.1 million charge for the three months ended December 31, 2009.

For the year ended December 31, 2010 taxation was $0.1 million charge, including $0.4 million tax relating to Marathon Acquisition Corp for the period up to August 14, 2008, compared to $0.4 million charge in the prior year.

Net Income

Net income for the three months ended December 31, 2010 was $1.2 million including $11.7 million non-cash interest rate derivative mark-to-market gain and $17.1 million impairment charge. For the three months ended December 31, 2009 net income was $12.3 million, including $5.1 million non-cash interest rate derivative mark-to-market gain. Normalized net income was $6.6 million for the three months ended December 31, 2010 and $7.3 million for the three months ended December 31, 2009.

For the year ended December 31, 2010 the net loss was $4.0 million including $15.3 million non-cash interest rate derivative mark-to-market loss and $17.1 million impairment charge. For the year ended December 31, 2009 net income was $42.4 million including $17.9 million non-cash interest rate derivative mark-to-market gain and $2.2 million accelerated write off of deferred financing fees. Normalized net income was $28.4 million for the year ended December 31, 2010 and was $26.6 million for the year ended December 31, 2009.

Credit Facility

On August 20, 2009, the Company entered into an amendment to its credit facility, whereby the loan-to-value covenant has been waived up to and including November 30, 2010 with the next loan-to-value test scheduled for April 30, 2011. Amounts borrowed under the amended credit facility bear interest at LIBOR plus a fixed interest margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan-to-value ratio. In the absence of actual current loan-to-value ratios, a loan-to-value ratio of 100% is assumed.

In connection with the amended credit facility Global Ship Lease may not pay dividends to common shareholders, instead using its cash flow to prepay borrowings under the credit facility. Global Ship Lease can resume dividends after November 30, 2010 and once the loan-to-value is at or below 75%, when the prepayment of borrowings becomes fixed at $10 million per quarter.

In the year ended December 31, 2010 a total of $55.4 million has been prepaid leaving a balance outstanding of $532.8 million. The Company estimates that a further $44.5 million will be prepaid in the year ending December 31, 2011.

Dividend

Global Ship Lease has agreed with its lenders that it will not declare or pay any dividend to common shareholders until the later of November 30, 2010 and when loan-to-value is at or below 75%. The Board of Directors will review the dividend policy when appropriate.

Fleet Utilization

The table below shows fleet utilization for the three months and year ended December 31, 2010 and for the three months and year ended December 31, 2009 and for the year ended December 31, 2008. Unplanned offhire in the year ended December 31, 2009 includes 18 days for drydock and associated repairs following a grounding and a seven day deviation to land a sick crew member.

							Year
	Three months ended			Year ended			ended
Days	Dec 31, 2010	Dec 31, 2009	Increase	Dec 31, 2010	Dec 31, 2009	Increase	Dec 31, 2008
Ownership days	1,564	1,564	0%	6,205	5,968	4%	4,416
Planned offhire - scheduled drydock	—	(16)		—	(32)		(15)
Unplanned offhire	(1)	—		(3)	(42)		(30)

Operating days	1,563	1,548	1%	6,202	5,894	5%	4,371

Utilization	99.9%	99.0%		100.0%	98.8%		99.0%

Seven vessels are scheduled to be drydocked in 2011 and six in 2012. This will lead to increased planned offhire.

Fleet

The following table provides information about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Approximate Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	2.00	$28,500
Ville d’Aquarius	4,113	1996	December 2007	2.00	$28,500
CMA CGM Matisse	2,262	1999	December 2007	6.00	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	6.00	$18,465
Delmas Keta	2,207	2003	December 2007	7.00	$18,465
Julie Delmas	2,207	2002	December 2007	7.00	$18,465
Kumasi	2,207	2002	December 2007	7.00	$18,465
Marie Delmas	2,207	2002	December 2007	7.00	$18,465
CMA CGM La Tour	2,272	2001	December 2007	6.00	$18,465
CMA CGM Manet	2,272	2001	December 2007	6.00	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	10.00	$33,750
CMA CGM Château d’If	5,100	2007	January 2008	10.00	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	15.00	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	12.00	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	12.00	$25,350
CMA CGM America	4,045	2006	December 2008	12.00	$25,350
CMA CGM Berlioz	6,627	2001	August 2009	10.75	$34,000

(1)	Twenty-foot Equivalent Units.
(2)	Information is as of 12/31/10.

In addition, the Company has options to purchase two further vessels as follows.

Vessel Name	Capacity in TEUs (1)	Year Built	Potential Delivery Date	Charterer	Charter Duration (years)		Daily Charter Rate
Zim Alabama (2)	4,250	2010	December 2011	ZIM	6-7	(3)	$28,000
Zim Texas (2)	4,250	2011	January 2012	ZIM	6-7	(3)	$28,000

(1)	Twenty-foot Equivalent Unit.

(2)	Option to purchase from German interests for a payment of $61.25 million per vessel.
(3)	Six-year charter from December 2011/January 2012 that could be extended to seven years at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended December 31, 2010 today, Tuesday, March 8, 2011 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (888) 935-4575 or (212) 444-0412; Passcode: 3491512

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Tuesday, March 22, 2011 at (866) 932-5017 or (347) 366-9565. Enter the code 3491512 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,297 TEU with an average age, weighted by TEU capacity, at December 31, 2010 of 6.8 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 8.1 years, or 9.3 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. EBITDA

EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Dec 31, 2010	Three months ended Dec 31, 2009	Year ended Dec 31, 2010	Year ended Dec 31, 2009
Net income (loss)		1,226	12,348	(3,971)	42,374

Adjust:	Depreciation	10,096	10,066	40,051	37,307
	Impairment charge (1)	17,082	—	17,082	—
	Interest income	(24)	(36)	(185)	(519)
	Interest expense	5,962	6,107	23,828	24,224
	Realized and unrealized (gain) loss on interest rate derivatives	(7,367)	(702)	32,049	(4,806)
	Income tax	(570)	145	52	444

EBITDA		26,405	27,928	108,905	99,024

(1)	Under US GAAP, following the agreement to convert purchase obligations on two 4,250 TEU vessels into options, an impairment charge totalling $17.1 million has been recognised in the quarter ended December 31, 2010 comprised $15.5 million released deposits, $1.3 million interest capitalised thereon and $0.3 million other predelivery capital expenditure.

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Dec 31, 2010	Three months ended Dec 31, 2009	Year ended Dec 31, 2010	Year ended Dec 31, 2009
Net income (loss)		1,226	12,348	(3,971)	42,374

Adjust:	Unrealized gain (loss) on derivatives	(11,710)	(5,094)	15,322	(17,928)

	Deferred financing costs written off (1)	—	—	—	2,191

	Impairment charge (2)	17,082	—	17,082	—

	Normalized net income	6,598	7,254	28,433	26,637

(1)	Following reductions in the Company’s borrowing capacity under its credit facility, a proportion of the unamortized deferred financing costs were written off.
(2)	Under US GAAP, following the agreement to convert purchase obligations on two 4,250 TEU vessels into purchase options, an impairment charge totalling $17.1 million has been recognised in the three months ended December 31, 2010 comprised $15.5 million released deposits, $1.3 million interest capitalised thereon and $0.3 million other predelivery capital expenditure.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of offhire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,				Year ended December 31,
	2010		2009		2010		2009
Operating Revenues
Time charter revenue		$40,035		$39,884		$158,837		$148,708

Operating Expenses Vessel operating expenses		11,383		9,851		42,067		41,368
Depreciation		10,096		10,066		40,051		37,307
General and administrative		2,410		2,187		8,253		8,748
Impairment charge		17,082		—		17,082		—
Other operating (income)		(163)		(82)		(389)		(432)

Total operating expenses		40,808		22,022		107,064		86,991

Operating (Loss) Income		(773)		17,862		51,773		61,717

Non Operating Income (Expense)
Interest income		24		36		185		519
Interest expense		(5,962)		(6,107)		(23,828)		(24,224)
Realized and unrealized gain (loss) on interest rate derivatives		7,367		702		(32,049)		4,806

Income (Loss) before Income Taxes		656		12,493		(3,919)		42,818

Income taxes		570		(145)		(52)		(444)

Net Income (Loss)		$1,226		$12,348		$(3,971)		$42,374

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic		47,126,391		46,675,140		46,910,604		46,459,509
Diluted		47,390,171		46,675,140		46,910,604		46,754,858

Net income (loss) in $ per Class A common share
Basic		$0.03		$0.26		$(0.08)		$0.91
Diluted		$0.03		$0.26		$(0.08)		$0.91

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956

Net income (loss) in $ per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Combined Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2010	December 31, 2009
	Successor	Successor
Assets

Cash and cash equivalents	$28,360	$30,810
Restricted cash	3,027	3,026
Accounts receivable	7,341	7,838
Prepaid expenses	712	685
Other receivables	264	613
Deferred tax	265	285
Deferred financing costs	1,009	903

Total current assets	40,978	44,160

Vessels in operation	922,498	961,708
Vessel deposits	—	16,243
Other fixed assets	10	9
Intangible assets – vessel purchase options	13,645	—
Intangible assets – other	26	—
Deferred tax	—	161
Deferred financing costs	3,865	5,077

Total non-current assets	940,044	983,198

Total Assets	$981,022	$1,027,358

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long-term debt	$44,500	$68,300
Intangible liability – charter agreements	2,119	2,119
Accounts payable	1,391	3,502
Accrued expenses	5,575	4,589
Derivative instruments	17,798	15,971

Total current liabilities	71,383	94,481

Long-term debt	488,269	519,892
Preferred shares	48,000	48,000
Intangible liability – charter agreements	22,169	24,288
Derivative instruments	26,637	13,142

Total long-term liabilities	585,075	605,322

Total Liabilities	$656,458	$699,803

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,130,467 shares issued and outstanding (2009 – 46,680,194)	$471	$467
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2009 – 7,405,956)	74	74
Additional paid in capital	351,295	350,319
Accumulated deficit	(27,276)	(23,305)

Total Stockholders’ Equity	324,564	327,555

Total Liabilities and Stockholders’ Equity	$981,022	$1,027,358

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Cash Flows from Operating Activities
Net income (loss)	$1,226	$12,348	$(3,971)	$42,374

Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation	10,096	10,066	40,051	37,307
Impairment charge	17,082	—	17,082	—
Amortization of deferred financing costs	429	222	1,106	3,108
Change in fair value of certain derivative instruments	(11,710)	(5,094)	15,322	(17,928)
Amortization of intangible liability	(529)	(530)	(2,119)	(1,549)
Settlements of hedges which do not qualify for hedge accounting	4,343	4,390	16,727	13,121
Share based compensation	131	359	980	2,513
Decrease (increase) in other receivables and other assets	982	(6,873)	1,020	(6,510)
(Decrease) increase in accounts payable and other liabilities	(505)	3,368	(992)	2,165
Costs relating to drydocks	—	(797)	(164)	(1,706)
Unrealized foreign exchange (gain) loss	(10)	(5)	(15)	17

Net Cash Provided by Operating Activities	21,535	17,454	85,027	72,912

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,343)	(4,390)	(16,727)	(13,121)
Expenditure on vessels, vessel prepayments and vessel deposits	(384)	(577)	(1,670)	(83,639)
Acquisition of vessel purchase options	(13,645)	—	(13,645)	—
Purchase of other fixed assets	—	—	(12)	—
Variation in restricted cash	16,235	—	—	—

Net Cash (used in) Investing Activities	(2,137)	(4,967)	(32,054)	(96,760)

Cash Flows from Financing Activities
Proceeds from debt	—	—	—	57,000
Repayments of debt	(20,373)	(10,908)	(55,423)	(10,908)
Issuance costs of debt	—	(311)	—	(5,426)
Dividend payments	—	—	—	(12,371)

Net Cash (Used in) Provided by Financing Activities	(20,373)	(11,219)	(55,423)	28,295

Net (Decrease) Increase in Cash and Cash Equivalents	(975)	1,268	(2,450)	4,447
Cash and Cash Equivalents at start of Period	29,335	29,542	30,810	26,363

Cash and Cash Equivalents at end of Period	$28,360	$30,810	$28,360	$30,810

Supplemental information

Dividend declared	$—	$—	$—	$—
Total interest paid	$5,563	$5,986	$22,368	$22,092

Income tax paid	$203	$47	$210	$186

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS AND YEAR ENDED DECEMBER 31, 2010

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		December 31, 2010	December 31, 2009
	Note
Assets
Cash and cash equivalents		$28,360	$30,810
Restricted cash	11	3,027	3,026
Accounts receivable		7,341	7,838
Prepaid expenses		712	685
Other receivables		264	613
Deferred tax		265	285
Deferred financing costs		1,009	903

Total current assets		40,978	44,160

Vessels in operation	4	922,498	961,708
Vessel deposits	5	—	16,243
Other fixed assets		10	9
Intangible asset – vessel purchase options	7	13,645	—
Intangible asset - other	7	26	—
Deferred tax		—	161
Deferred financing costs		3,865	5,077

Total non-current assets		940,044	983,198

Total Assets		$981,022	$1,027,358

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	8	$44,500	$68,300
Intangible liability – charter agreements		2,119	2,119
Accounts payable		1,391	3,502
Accrued expenses		5,575	4,589
Derivative instruments	12	17,798	15,971

Total current liabilities		71,383	94,481

Long term debt	8	488,269	519,892
Preferred shares	11	48,000	48,000
Intangible liability – charter agreements		22,169	24,288
Derivative instruments	12	26,637	13,142

Total long-term liabilities		585,075	605,322

Total Liabilities		$656,458	$699,803

Commitments and contingencies	10	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars)

		December 31, 2010	December 31, 2009
	Note
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,130,467 shares issued and outstanding (2009 – 46,680,194)	11	$471	$467
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2009 – 7,405,956)	11	74	74
Additional paid in capital		351,295	350,319
Accumulated deficit		(27,276)	(23,305)

Total Stockholders’ Equity		324,564	327,555

Total Liabilities and Stockholders’ Equity		$981,022	$1,027,358

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,				Year ended December 31,
		2010		2009		2010		2009
	Note
Operating Revenues
Time charter revenue			$40,035		$39,884		$158,837		$148,708

Operating Expenses
Vessel operating expenses			11,383		9,851		42,067		41,368
Depreciation	4		10,096		10,066		40,051		37,307
General and administrative			2,410		2,187		8,253		8,748
Impairment charge	6		17,082		—		17,082		—
Other operating (income)			(163)		(82)		(389)		(432)

Total operating expenses			40,808		22,022		107,064		86,991

Operating (Loss) Income			(773)		17,862		51,773		61,717
Non Operating Income (Expense)
Interest income			24		36		185		519
Interest expense			(5,962)		(6,107)		(23,828)		(24,224)
Realized and unrealized gain (loss) on interest rate derivatives	12		7,367		702		(32,049)		4,806

Income (Loss) before Income Taxes			656		12,493		(3,919)		42,818
Income taxes			570		(145)		(52)		(444)

Net Income (Loss)			$1,226		$12,348		$(3,971)		$42,374

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	14		47,126,391		46,675,140		46,910,604		46,459,509
Diluted	14		47,390,171		46,675,140		46,910,604		46,754,858
Net income (loss) in $ per Class A common share
Basic	14		$0.03		$0.26		$(0.08)		$0.91
Diluted	14		$0.03		$0.26		$(0.08)		$0.91
Weighted average number of Class B common shares outstanding
Basic and diluted	14		7,405,956		7,405,956		7,405,956		7,405,956
Net income (loss) in $ per Class B common share
Basic and diluted	14	$	nil	$	nil	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Year ended December 31,
		2010	2009	2010	2009
	Note
Cash Flows from Operating Activities
Net income (loss)		$1,226	$12,348	$(3,971)	$42,374
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation	4	10,096	10,066	40,051	37,307
Impairment charge	6	17,082	—	17,082	—
Amortization of deferred financing costs		429	222	1,106	3,108
Change in fair value of certain derivative instruments	12	(11,710)	(5,094)	15,322	(17,928)
Amortization of intangible liability		(529)	(530)	(2,119)	(1,549)
Settlements of hedges which do not qualify for hedge accounting	12	4,343	4,390	16,727	13,121
Share based compensation	13	131	359	980	2,513
Decrease (increase) in other receivables and other assets		982	(6,873)	1,020	(6,510)
(Decrease) increase in accounts payable and other liabilities		(505)	3,368	(992)	2,165
Costs relating to drydocks		—	(797)	(164)	(1,706)
Unrealized foreign exchange (gain) loss		(10)	(5)	(15)	17

Net Cash Provided by Operating Activities		21,535	17,454	85,027	72,912

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	12	(4,343)	(4,390)	(16,727)	(13,121)
Expenditure on vessels, vessel prepayments and vessel deposits		(384)	(577)	(1,670)	(83,639)
Acquisition of vessel purchase options		(13,645)	—	(13,645)	—
Purchase of other fixed assets		—	—	(12)	—
Variation in restricted cash		16,235	—	—	—

Net Cash (Used in) Investing Activities		(2,137)	(4,967)	(32,054)	(96,760)

Cash Flows from Financing Activities
Proceeds from debt		—	—	—	57,000
Repayments of debt		(20,373)	(10,908)	(55,423)	(10,908)
Issuance costs of debt		—	(311)	—	(5,426)
Dividend payments	11	—	—	—	(12,371)

Net Cash (Used in) Provided by Financing Activities		(20,373)	(11,219)	(55,423)	28,295

Net (Decrease) Increase in Cash and Cash Equivalents		(975)	1,268	(2,450)	4,447
Cash and Cash Equivalents at start of Period		29,335	29,542	30,810	26,363

Cash and Cash Equivalents at end of Period		$28,360	$30,810	$28,360	$30,810

Supplemental information
Dividend declared		$—	$—	$—	$—
Total interest paid		$5,563	$5,986	$22,368	$22,092
Income tax paid		$203	$47	$210	$186

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2008	53,749,317	$537	$347,810	$(53,308)	$295,039
Class C shares converted to Class A
Class C	(12,375,000)	(124)	—	—	(124)
Class A	12,375,000	124	—	—	124
Restricted Stock Units (note 13)	—	—	2,513	—	2,513
Class A Shares issued (note 11)	336,833	4	(4)	—	—
Net income for the period	—	—	—	42,374	42,374
Dividends declared (note 11)	—	—	—	(12,371)	(12,371)

Balance at December 31, 2009	54,086,150	$541	$350,319	$(23,305)	$327,555
Restricted Stock Units (note 13)	—	—	980	—	980
Class A Shares issued (note 11)	450,273	4	(4)	—	—
Net loss for the period	—	—	—	(3,971)	(3,971)

Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. All vessels in operation are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at December 31, 2010 ranging from two to 15 years (see note 9). The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years) (3)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	2.00	$28.500
Ville d’Aquarius	4,113	1996	December 2007	2.00	$28.500
CMA CGM Matisse	2,262	1999	December 2007	6.00	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	6.00	$18.465
Delmas Keta	2,207	2003	December 2007	7.00	$18.465
Julie Delmas	2,207	2002	December 2007	7.00	$18.465
Kumasi	2,207	2002	December 2007	7.00	$18.465
Marie Delmas	2,207	2002	December 2007	7.00	$18.465
CMA CGM La Tour	2,272	2001	December 2007	6.00	$18.465
CMA CGM Manet	2,272	2001	December 2007	6.00	$18.465
CMA CGM Alcazar	5,100	2007	January 2008	10.00	$33.750
CMA CGM Château d’lf	5,100	2007	January 2008	10.00	$33.750
CMA CGM Thalassa	10,960	2008	December 2008	15.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	12.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	12.00	$25.350
CMA CGM America	4,045	2006	December 2008	12.00	$25.350
CMA CGM Berlioz	6,627	2001	August 2009	10.75	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	Purchase dates of vessels related to the Company’s time charter business.
(3)	As at December 31, 2010

The Company agreed in September 2008 to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,400 each. A deposit of 10% was paid for these two vessels. On November 8, 2010 the Company signed agreements with the sellers of these vessels which terminated the Company’s purchase obligations and granted the Company purchase options giving it the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builders to the sellers, for a payment of $61,250 per vessel. The Company released the deposits and accrued interest totalling $8,103 per vessel to the sellers (see note 6). In addition, the Company (i) made a cash payment of $6,171 per vessel and (ii) transferred to the sellers certain supplies purchased for the vessels valued at $426 per vessel (see note 7). The total value of all these items is $14,700 per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessels by the builders to the sellers, one of which was in December 2010 and the other in January 2011. If the Company does not exercise a purchase option, the sellers retain all monies paid to them in respect of that vessel and the Company has no further liability. The charters to ZIM, subject to charterers consent to change of ownership of the vessels, will be for a remaining period of six years which could be extended for a further year at ZIM’s option (see notes 5, 7 and 10).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(a)	Nature of Operations (continued)

Vessel Name	Capacity in TEUs (1)	Year Built	Potential Delivery Date to GSL	Charterer	Charter Duration (years)		Daily Charter Rate
ZIM Alabama	4,250	2010	December 2011	ZIM	6-7	(2)	$28.000
ZIM Texas	4,250	2011	January 2012	ZIM	6-7	(2)	$28.000

(1)	Twenty-foot Equivalent Unit.
(2)	Six years charter that could be extended to seven years at Charterer’s option.

Segment information

Since mid January 2008, the activity of the Company consists solely of the ownership and provision of vessels for container shipping under time charters.

(b)	Basis of Preparation

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain ship deliveries. On January 28, 2011 CMA CGM further announced that, in accordance with agreements signed on November 25, 2010 between it and Yildirim Group of Turkey, it had issued $500 million in Redeemable Bonds, all of which were subscribed by the Yildirim Group. CMA CGM reported that this investment enables it to sustainably strengthen its balance sheet and secure its investment plan, while providing additional funds to support expansion. The Company was not involved in any of these discussions. The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding during 2010. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at December 31, 2010, one period of charterhire, due on December 16, 2010, was outstanding amounting to $6,872. This was received in January 2011. As at close of business on March 4, 2011, the latest practicable date prior to the issuance of these interim unaudited consolidated financial statements, charterhire due on March 1, 2011 totalling $6,442 was outstanding.

If CMA CGM is unable to complete its financial restructuring and ceases doing business or otherwise fails to perform its obligations under the Company’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that there would be a delay in finding replacement charters and these might be at significantly lower daily rates and for shorter durations than currently in place. In this situation there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company’s interim unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2009 filed with the Securities and Exchange Commission on September 16, 2010 in the Company’s Annual Report on Form 20-F.

Vessel purchase options

Cash consideration paid or transferred for the acquisition of purchase options to acquire vessels at a fixed purchase price are recognized as intangible assets in an amount up to the difference, as at the transaction date, between (i) the amount paid for the options plus the purchase price of the vessels and (ii) the fair value of the vessels plus the fair value of attached charters. The fair value of the vessel is assessed based on independent broker valuations. The fair value of a charter attached to the vessel is assessed based on market rates compared to the contracted attached charter rates for the life of the charter.

Recently issued accounting standards

In February 2010, the Financial Accounting Standards Board (“FASB”) issued an additional accounting pronouncement that amended certain requirements for subsequent events (FASB ASC Topic 855), which requires an SEC filer to evaluate subsequent events through the date the financial statements are available to be issued and removes the previous requirement to disclose the date through which subsequent events have been evaluated. The amendments were effective on issuance of the final pronouncement. The adoption of this pronouncement had no effect on the interim unaudited consolidated financial statements of the Company.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2010	December 31, 2009
Cost	$1,008,330	$1,007,500
Accumulated Depreciation	(85,832)	(45,792)

Net book value	$922,498	$961,708

5.	Vessel Deposits

	December 31, 2010	December 31, 2009
Opening balance	$16,243	$15,720
Capitalized interest	525	523
Release of original deposit	(15,477)	—
Impairment of capitalized interest	(1,291)	—

Closing balance	$—	$16,243

The Company agreed in September 2008 to purchase two 4,250 TEU newbuildings from German interests in the fourth quarter of 2010 for approximately $77,400 each. A deposit of 10% was paid for these two vessels.

On November 8, 2010 the Company signed agreements with the sellers of these vessels which terminated the Company’s purchase obligations and granted the Company purchase options to acquire the vessels one year later. Under the agreements, the Company released the vessel deposits (see notes 2(a) and 10).

Vessel deposits included capitalized interest of $nil as at December 31, 2010 (2009: $766).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Impairment Charge

Following the agreement of the Company with German interests on November 8, 2010 to terminate the Company’s obligations to purchase the two 4,250 TEU newbuildings, an impairment charge of $17,082 has been recognized which is comprised of $15,477 released deposits, $1,291 capitalized interest and $314 other predelivery capital expenditure for the newbuildings (see notes 2(a), 5 and 10).

No impairment charge was recorded in 2009.

7.	Intangible Assets

	December 31, 2010	December 31, 2009
Opening balance – purchase agreement	$—	$7,840
Transfer to vessels in operation	—	(7,840)
Addition – vessel purchase options	13,645	—
Addition – software development	26	—

Closing balance	$13,671	$—

Vessel Purchase Options

On November 8, 2010 the Company signed agreements with the sellers of the two 4,250 TEU newbuildings to terminate the Company’s obligations to purchase the vessels and granted the Company options to purchase the vessels. The intangible assets relating to these purchase options are the fair value of the purchase options on the date of the agreement. These intangible assets will not be amortised but will be transferred to the cost of the vessel on delivery (see notes 2(a) and 10).

Purchase Agreement

Intangible assets related to purchase agreements are in respect of the agreement in place as at August 14, 2008 (the date of the merger) to purchase five further vessels from CMA CGM. These intangible assets were not amortized but on delivery of the related vessel were allocated to the cost of the purchased vessels.

During the year ended December 31, 2009, the final vessel in the contracted fleet from CMA CGM was purchased by the Company. The related intangible asset of $7,840 was transferred to the cost of the vessel.

8.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate.

On February 10, 2009 and April 29, 2009 the Company agreed with its lenders amendments to the credit facility relating to the permitted maximum loan to value (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels). On August 20, 2009, the Company further amended the terms of the credit facility. Under the revised terms, the loan to value covenant was waived up to and including November 30, 2010 with the next loan to value test scheduled for April 30, 2011. Further, the amendment enabled the Company to borrow $57,000 under the credit facility including a $15,000 newly created Over Advance Portion (“OAP Loan”) to allow the purchase of CMA CGM Berlioz on August 26, 2009. The balance of the $82,000 vessel purchase price was funded by cash. Amounts borrowed under the amended credit facility bear interest at U.S. dollar Libor plus a fixed margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value, to be determined at the end of April and November each year.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Long-Term Debt (continued)

Under the August 20, 2009 amendment, all undrawn commitments were cancelled. No further commitment fees were payable subsequent to the cancellation of the undrawn commitments. The commitment fee in the year ended December 31, 2009 amounted to $779 (2008: $473 (Successor) and $624 (Predecessor)). The Company is not able to declare or pay dividends to common shareholders until the loan to value is at or below 75% which will not be tested before April 30, 2011.

The OAP loan was fully repaid in two instalments in November 2009 and February 2010.

Commencing June 30, 2010 the balance of borrowings under the credit facility is being repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis a repayment of $30,959 was made under the credit facility on June 30, 2010. On September 28, 2010 the Company agreed with the lenders to defer to December 30, 2010 the repayment of $16,235 otherwise due on September 30, 2010. These funds were released to the lenders on November 30, 2010. A further repayment of $4,136 was made on December 31, 2010.

Once loan to value is at or below 75%, repayment of borrowings will become fixed at $10,000 per quarter. The final maturity date of the credit facility remains August 14, 2016 at which point any remaining outstanding balance must be repaid.

As part of the August 20, 2009 amendment, CMA CGM agreed to defer redemption of the $48,000 preferred shares it holds until after the final maturity of the credit facility in August 2016 and also to retain its current holding of approximately 24.4 million common shares in the Company until at least November 30, 2010.

The credit facility is secured by, inter alia, first priority mortgages on each of the 17 vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long-term debt is summarized as follows:

	December 31, 2010	December 31, 2009
Credit facility, at Libor USD + 2.50% to 3.50%	$532,769	$588,192
Less current instalments of long-term debt	(44,500)	(68,300)

	$488,269	$519,892

Based on (i) management’s reasonable estimate of cash flow from January 1, 2011 and (ii) loan to value being at or below 75% at the next testing date, the estimated repayments in each of the relevant periods are as follows:

Year ending December 31,
2011	$44,500
2012	40,000
2013	40,000
2014	40,000
2015	40,000
2016	328,269

$532,769

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, loan to value may not be at or below 75% as at April 30, 2011 in which case, assuming a continuation of the current waiver, quarterly prepayments will continue to be based on free cash in excess of $20,000 at the measurement dates.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Long-Term Debt (continued)

The Company’s borrowing capacity under its credit facility was reduced as part of amendments agreed on February 10, 2009 and August 20, 2009. A portion of the unamortized deferred financing costs at the date of each amendment was written off, in proportion to the decrease in the borrowing capacity, for $176 and $2,015 respectively. These amounts were included within interest expense. The remaining unamortized deferred financing costs existing at the date of each amendment together with the additional fees and attributable costs paid ($3,293 and $2,138, respectively) were deferred and are amortized over the remaining term of the credit agreement.

9.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at December 31, 2010 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2010	December 31, 2009
Current account (below)	$1,946	$3,764

Amounts due to CMA CGM companies presented within liabilities	$1,946	$3,764

Current account (below)	$7,341	$7,838

Amounts due from CMA CGM companies presented within assets	$7,341	$7,838

CMA CGM charters all of the Company’s vessels in operation and one of its subsidiaries provides the Company with ship management services. The current account balances at December 31, 2010 and December 31, 2009 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to December 31, 2010, the Company paid CMA CGM dividends of $285 (2009: $290). During the year to December 31, 2010, the Company paid CMA CGM dividends of $1,136 (2009: $2,279 of which $848 related to the year ended December 31, 2008).

Time Charter Agreements

All of the Company’s vessels in operation are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2010 of between two and 15 years (see note 2(a)). Of the $1,482,606 maximum future charter hire receivable set out in note 10 (including for two vessels subject to purchase option agreements (see note 10) and to be chartered to ZIM, a company not related to CMA CGM), $1,359,854 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels in operation to a ship manager, CMA Ships Limited, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Limited an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months and year ended December 31, 2010 amounted to $489 (2009: $485) and $1,943 (2009: $1,864) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Commitments and Contingencies

Vessel Purchase Options

On November 8, 2010 the Company acquired purchase options giving it the right, but not the obligation, to purchase two 4,250 TEU vessels from German interests, on the first anniversary of their delivery by the builders to the sellers, for a payment of $61,250 per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessels by the builders to the sellers, one of which was in December 2010 and the other in January 2011. If the Company does not exercise a purchase option, the Company has no further liability. The vessels are on charter to ZIM. The charters to ZIM, subject to charterers consent to change of ownership of the vessels, will at the time of the vessels’ purchase by the Company be for a remaining period of six years which could be extended for a further year at ZIM’s option (see notes 2(a), 6 and 7).

Charter Hire Receivable

The Company has entered into long term time charters for its vessels in operation at December 31, 2010. The charter hire (including those relating to vessels due for delivery in 2011 and 2012, assuming the Company’s purchase options are exercised)), is fixed for the duration of the charter. The charters were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at December 31, 2010 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending December 31,	Fleet operated as at December 31, 2010	Total fleet to be operated
2011	$156,757	$157,065
2012	156,502	176,802
2013	135,952	156,392
2014	135,952	156,392
2015	135,952	156,392
Thereafter	638,739	679,563

	$1,359,854	$1,482,606

11.	Share Capital

At December 31, 2010, the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met. Until January 1, 2009, the Company had three classes of common shares but on that date the 12,375,000 Class C common shares were converted into Class A common shares on a one-for-one basis.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 13).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016. They are classified as a long-term liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there were 39,531,348 Public Warrants which gave the holder the right to purchase one Class A common share at a price of $6.00, and which expired on August 24, 2010. There were 5,500,000 Sponsor Warrants which had similar terms to the Public Warrants except that the exercise had to be on a cashless basis, and these also expired on August 24, 2010. Further, there are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Share Capital (continued)

As at December 31, 2010, total proceeds received in 2008 from the exercise of Public Warrants prior to the warrant expiry on August 24, 2010, were $3,027 (2009: $3,026). Such funds were to be used to redeem the Series A Preferred shares, with a minimum redemption amount of $5,000. As this threshold has not been reached, none of the preferred shares have been redeemed and the funds remain classified as restricted cash in the balance sheet.

12.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of December 31, 2010 a total of $580,000 of debt has been swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income together with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives for the three months ended December 31, 2010 was $11,710 (2009: $5,094). The unrealized loss on interest rate derivatives for the year ended December 31, 2010 was $15,322 (2009: $17,928 gain).

Derivative instruments held by the Company are categorized as level 2 in the fair value hierarchy. As at December 31, 2010, these derivatives represented a liability of $44,435 (2009: $29,113).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

13.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
Un-Vested as at January 1, 2009	860,000	37,671	$5.06	n/a
Vested in January 2009	—	(37,671)	2.80	3.17
Granted on May 18, 2009	—	150,273	1.83	n/a
Vested in September 2009	(195,000)	—	5.72	1.61
Vested in October 2009	(105,000)	—	5.72	1.61

Un-Vested as at December 31, 2009	560,000	150,273	$4.21	n/a
Vested in January 2010	—	(150,273)	1.83	1.46
Granted on March 1, 2010	—	58,511	1.88	n/a
Vested in September 2010	(210,000)	—	4.93	2.67
Vested in October 2010	(90,000)	—	4.93	2.65

Un-Vested as at December 31, 2010	260,000	58,511	$4.23	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation costs in the consolidated statement of income over the vesting period. During the three month period and year ended December 31, 2010, the Company recognized a total of $131 (2009: $359) and $980 (2009: $2,513) share based compensation costs respectively. As at December 31, 2010, there was a total of $255 unrecognized compensation costs relating to the above share based awards (December 31, 2009: $1,126). The remaining costs are expected to be recognized over a period of eight months.

The restricted stock units granted to management on August 14, 2008 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting date of the first and second tranches was amended and a total of 260,000 vested in September and October 2009 and a further 260,000 vested in September and October 2010. The vesting date of the third tranche remains unchanged.

The restricted stock units granted to management on November 12, 2008 were to vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary. The vesting date of the first and second tranche was amended and a total of 40,000 vested in September and October 2009 and the remaining 40,000 vested in September and October 2010.

The restricted stock units granted to Directors on November 12, 2008 vested in January 2009.

The restricted stock units granted to Directors on May 18, 2009 vested in January 2010.

The restricted stock units granted to Directors on March 1, 2010 vested in January 2011.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

14.	Earnings per Share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method applied by the Company, net income is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months and year ended December 31, 2010, no dividend was declared on 2010 net income (2009: nil). Dividends paid in the year ended December 31, 2009 related to 2008 net income. Until at least the third quarter 2011, Class B dividend rights are subordinated to those of holders of Class A common shares. Net income for the period was allocated based on the contractual rights of each class of security and there was insufficient net income to allow any dividend on the Class B common shares and accordingly no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, any losses would only be allocated to the Class A common shareholders.

On August 24, 2010 39,531,348 Public Warrants exercisable at $6.00 to purchase Class A common shares and 5,500,000 Sponsor Warrants, exercisable on a cashless basis, expired. At December 31, 2010, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 318,511 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2010. As of December 31, 2010 only Class A and B common shares are participating securities.

For the year ended December 31, 2010 and the three months ended December 31, 2009, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have an antidilutive effect. For the three months ended December 31, 2010 and the year ended December 31, 2009, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

14.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Class A common shares
Weighted average number of common shares outstanding (B)	47,126,391	46,675,140	46,910,604	46,459,509
Dilutive effect of share-based awards	263,780	—	—	295,349

Common shares and common share equivalents (F)	47,390,171	46,675,140	46,910,604	46,754,858

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income (loss) available to shareholders	$1,226	$12,348	$(3,971)	$42,374
Available to:
- Class A shareholders for period	$1,226	$12,348	$(3,971)	$42,374
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net income (loss) available for Class A (A)	$1,226	$12,348	$(3,971)	$42,374
Net income (loss) available for Class B (C)	—	—	—	—
Basic Earnings per share:
Class A (A/B)	$0.03	$0.26	$(0.08)	$0.91
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net income (loss) available to shareholders	$1,226	$12,348	$(3,971)	$42,374
Available to:
- Class A shareholders for period	$1,226	$12,348	$(3,971)	$42,374
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—
Net income (loss) available for Class A (E)	$1,226	$12,348	$(3,971)	$42,374
Net income (loss) available for Class B (G)	—	—	—	—
Diluted Earnings per share:
Class A (E/F)	$0.03	$0.26	$(0.08)	$0.91
Class B (G/H)	—	—	—	—

15.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in these financial statements.